UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2003

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____

Commission file number 1-15759

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cleco Power LLC 401(k) Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLECO CORPORATION

2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226

Cleco Power LLC 401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Cleco Power LLC
401(k) Savings and Investment Plan
Contents
December 31, 2003 and 2002

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Cleco Power LLC 401(k) Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cleco Power LLC 401(k) Savings and Investment Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i, - Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
June 24, 2004
New Orleans, Louisiana

Cleco Power LLC
401(k) Savings and Investment Plan
Statement of Net Assets Available for Benefits
December 31, 2003 and 2002

| | 2003 | | | | 2002 | | | |
| | Nonparticipant Directed | | Participant | | Nonparticipant Directed | | Participant | |
	Allocated	Unallocated	Directed	Total	Allocated	Unallocated	Directed	Total
Investment in company convertible preferred stock, at fair value	$ 33,665,809	$ 8,269,312	$ -	$ 41,935,121	$ 24,370,442	$ 9,967,478	$ -	$ 34,337,920
Mutual funds, at fair value (see Note 2)	-	-	74,338,587	74,338,587	-	-	60,807,027	60,807,027
Company common stock, at fair value	-	-	17,731,884	17,731,884	-	-	14,354,973	14,354,973
Participant loans, at cost	-	-	3,298,866	3,298,866	-	-	3,328,182	3,328,182
	33,665,809	8,269,312	95,369,337	137,304,458	24,370,442	9,967,478	78,490,182	112,828,102
Cash and cash equivalents	872,235	214,247	10,530	1,097,012	710,150	290,451	26,072	1,026,673
Contributions receivable -								
Employee	-	-	111,227	111,227	-	-	321,811	321,811
Employer	-	1,494,741	-	1,494,741	-	1,407,953	-	1,407,953
Dividends receivable	421,291	103,481	-	524,772	368,322	150,643	-	518,965
	34,959,335	10,081,781	95,491,094	140,532,210	25,448,914	11,816,525	78,838,065	116,103,504
Interest payable	-	131,045	-	131,045	-	191,525	-	191,525
Note payable	-	7,616,685	-	7,616,685	-	10,352,685	-	10,352,685
	-	7,747,730	-	7,747,730	-	10,544,210	-	10,544,210
Net assets available for benefits	$ 34,959,335	$ 2,334,051	$ 95,491,094	$ 132,784,480	$ 25,448,914	$ 1,272,315	$ 78,838,065	$ 105,559,294

The accompanying notes are an integral part of the financial statements.

Cleco Power LLC
401(k) Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

| | Nonparticipant Directed | | Participant | |
	Allocated	Unallocated	Directed	Total
Income from investment activities				
Interest and dividends	$ 1,549,059	$ 489,176	$ 2,509,545	$ 4,547,780
Net appreciation in fair value				
of investments	6,860,922	2,257,090	17,178,760	26,296,772
Net investment income	8,409,981	2,746,266	19,688,305	30,844,552
Contributions				
Employer	-	1,494,741	-	1,494,741
Employee	-	-	5,118,912	5,118,912
Allocation of 26,256 shares of company				
convertible preferred stock	2,625,500	(2,625,500)	-	-
Total contributions	2,625,500	(1,130,759)	5,118,912	6,613,653
Total additions	11,035,481	1,615,507	24,807,217	37,458,205
Employee distributions and withdrawals	1,414,690	-	8,264,558	9,679,248
Diversification of preferred stock	110,370	-	(110,370)	-
Interest expense	-	553,771	-	553,771
Total deductions	1,525,060	553,771	8,154,188	10,233,019
Increase in net assets available for benefits	9,510,421	1,061,736	16,653,029	27,225,186
Net assets available for benefits, beginning of year	25,448,914	1,272,315	78,838,065	105,559,294
Net assets available for benefits, end of year	$ 34,959,335	$ 2,334,051	$ 95,491,094	$ 132,784,480

The accompanying notes are an integral part of the financial statements.

Cleco Power LLC
401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2003 and 2002

1. **Summary of Significant Accounting Policies and Description of Plan**

    Plan Description
    The Cleco Power LLC 401(k) Savings and Investment Plan (formerly known as the Cleco Corporation 401(k) Savings and Investment Plan) ("the Plan"), which was adopted January 1, 1985 and last amended and/or restated on April 25, 2003, is intended to provide eligible employees of Cleco Corporation and its subsidiaries ("Cleco") with long-term savings and investment opportunities. The Plan is a defined contribution plan including a leveraged employee stock ownership plan (the "ESOP"), and is designed to comply with Section 4975(e)(7) and the regulations there under of the Internal Revenue Code of 1986, as amended (the "Code") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan enables employees to invest up to 6% of their annual compensation, subject to Company matching contributions, through payroll deductions. The ESOP provides a 66-2/3% match of Cleco Corporation convertible Preferred Stock Series of 1991 with a par value of $100 ("the preferred stock"). Non-matched participant contributions up to an additional 10% of annual compensation can be made. For tax years beginning after December 31, 2001, participants who were at least 50 years old by the end of the tax year may make an additional "catch-up" contribution (above the 401(k) annual deferral limit) in increments of $1,000 annually starting in 2002 until the $5,000 catch-up limit is reached in 2006. Participation in the Plan is voluntary. Full-time and part-time employees eighteen years or older are eligible to participate. For a complete description of the Plan, refer to the Plan Document.

    The Plan purchased the preferred stock using the proceeds of a bank borrowing subsequently purchased by Cleco (see Note 4) and holds stock in a trust established under the Plan. The borrowing is to be repaid over a period of seven years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of preferred stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code. Shares vest fully upon allocation.

    The borrowing is collateralized by the unallocated shares of preferred stock. The Company has no rights against shares once they are allocated under the ESOP. Pursuant to the American Institute of Certified Public Accountants' Audit and Accounting Guide for Audits of Employee Benefit Plans, the financial statements of the Plan for the years 2003 and 2002 present separately the assets and liabilities and changes pertaining to:

    a) the accounts of employees with vested rights in allocated preferred stock (allocated);

    b) preferred stock not yet allocated to employees (unallocated); and

    c) the accounts of employees with vested rights in investments other than preferred stock (other).

    Plan Administration
    The administration of the Plan is the responsibility of an administrative committee (the "Committee") comprised of employees of the Company. The Committee is appointed by the Company's Board of Managers. Administrative expenses incurred by the Plan are borne by the Company. The responsibilities for the investment, reinvestment, control and disbursement of the funds of the Plan rests with UMB Bank, N.A. ("Trustee") with JPMorgan Retirement Plan Services ("Agent") acting as the agent of the Trustee and recordkeeper to the Plan.

Cleco Power LLC
401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2003 and 2002

Contributions

Participant contributions are recorded in the period that the Company makes payroll deductions from participants. Unless otherwise restricted by law, participants may contribute on a pretax basis up to 16% of annual compensation. For tax years beginning after December 31, 2001, participants who were at least 50 years old by the end of the tax year may make an additional "catch-up" contribution (above the 401(k) annual deferral limit) in increments of $1,000 annually starting in 2002 until the $5,000 catch-up limit is reached in 2006. The Company's matching contribution is 66-2/3% of the employees' total pretax basic contribution, up to the first 6% of the participant's annual compensation. Company contributions, paid annually, are made in amounts necessary to satisfy debt service requirements, after considering dividends received on the Cleco preferred stock. Certain qualified rollovers are permitted. The Trustee, in accordance with the participants' directives, invests the employee contributions in one or more of twelve publicly traded mutual funds, in one self-directed account with access to over 1,000 mutual funds, and in the Company's $1 par value common stock.

Participants' Accounts

The agent maintains accounts on behalf of each Plan participant. Each account is credited with (a) the participant's pretax, after tax or rollover contribution, (b) the Company's matching contribution of allocated shares and (c) the participant's share of Plan earnings. Allocations are based on participant compensation or account balances, as defined.

Vesting

Participants are fully vested in their accounts at all times.

Withdrawals and Loans

Funds in participants' accounts may be distributed upon death or separation from service in either a lump-sum amount equal to the value of their accounts or as a distribution in kind of shares held for their account in the ESOP fund or common stock fund. A participant is entitled to receive a whole number of common shares. The amounts of any fractional shares are distributed in cash. Active employees may withdraw funds from their accounts after age 59-1/2 or in the case of certain defined financial hardships.

Loans are available to participants up to specified limits. The term of loans shall not exceed five years and the interest rate is calculated based on the prime rate published in the Wall Street Journal on the first day of the month before the loan is requested plus 2%. Interest rates on participant loans ranged from 6.00% to 11.50% in 2003.

Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged to net assets available for benefits when paid.

Diversification

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in preferred stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent. Participants who elect to diversify can invest the proceeds from the sale of the preferred stock in the investment options offered by the Plan.

Cleco Power LLC
401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2003 and 2002

Voting Rights

Each participant is entitled to exercise voting rights attributable to the preferred stock shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

Investment Valuation

Investments in securities and mutual funds traded on national securities exchanges are valued based on the last reported sales price as of the end of each fiscal year. The JPMorgan Money Market Fund is valued at cost plus reinvested interest. Participant loans are valued at cost, which approximates fair value. The Cleco preferred stock is valued based on the greater of quoted market value of the equivalent shares of Cleco common stock or par value of the Cleco convertible preferred stock. As of December 31, 2003 and 2002, the Cleco preferred stock was valued based on the quoted market value of the equivalent shares of Cleco common stock.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Priority Upon Termination of Plan

The Plan may be terminated at any time by the Company's Board of Managers. Upon termination, all assets are to be distributed to Plan participants or their beneficiaries. Participants would receive their proportionate share of the assets as determined by individual account balances on the date of termination.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cleco Power LLC
401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2003 and 2002

2. **Investments**

Information relative to investments as of December 31, 2003 and 2002, respectively, is as follows:

Description		2003		2002
Mutual Funds:				
* American Century Income & Growth Fund	$	25,966,392	$	21,045,434
JPMorgan Prime Money Market Fund		3,461,966		3,815,629
American Century GNMA Fund		3,825,608		4,017,880
* Dodge & Cox Balanced Fund		14,983,057		12,040,175
American Century Vista Fund		4,517,791		2,808,481
American Century International Growth Fund		3,752,394		3,057,896
American Century Strategic Allocation:				
Conservative Fund		658,333		448,866
American Century Strategic Allocation:				
Moderate Fund		1,181,157		973,065
American Century Strategic Allocation:				
Aggressive Fund		1,591,729		1,253,236
* American Century Growth Fund		8,310,214		6,903,217
American Century Equity Income Fund		1,742,071		1,409,883
American Century Equity Index Fund		3,657,292		2,404,756
Schwab Personal Choice Retirement Account		690,583		628,509
Total mutual funds		74,338,587		60,807,027
* Cleco Corporation Common Stock		17,731,884		14,354,973
* Cleco Corporation Convertible Preferred Stock				
Series of 1991**		41,935,121		34,337,920
Participant loans		3,298,866		3,328,182
	$	137,304,458	$	112,828,102

Denotes investment exceeds 5% of the net assets available for benefits.
**Nonparticipant-directed investment

The Plan's holding in the preferred stock which has not been allocated to participants were 47,908 and 74,162 shares as of December 31, 2003 and 2002, respectively, is as follows:

		2003		2002
Cleco Corporation Convertible Preferred Stock				
Series of 1991:				
Cost	$	4,790,814	$	7,416,243
Market Value	$	8,269,312	$	9,967,478

Cleco Power
401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2003 and 2002

Each share of the preferred stock is convertible into 9.6 shares of the Company's common stock. The preferred stock is redeemable at the option of the Company beginning April 1, 1997, at the redemption price of $104.0625 per share and at lesser amounts thereafter. The dividend rate on the preferred stock was 8.64% in 2003.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $26,296,772 for the year ended December 31, 2003, as follows:

Company common stock	$ 4,158,014
Company convertible preferred stock	9,118,012
Mutual funds	13,020,746
	$ 26,296,772

3. Related Party Transactions

Certain Plan investments are managed by the Agent. The Agent is the recordkeeper as defined by the Plan. Participants may elect to invest in the common stock of Cleco, the Sponsor of the Plan. In 2003, the Plan purchased 192,904 shares of Cleco common stock with a market value of $4,030,619 and sold 211,151 shares of Cleco common stock with a market value of $3,090,920.

In 2003, the Plan allocated 26,255 shares of the preferred stock with a cost of $2,625,500 and a market value of $4,531,823 on account of the Company's matching contribution for 2003. At December 31, 2003 and 2002 the ESOP held 195,042 and 181,328 shares of the preferred stock with a fair value of $33,665,809 and $24,370,442, respectively, which had been allocated to participants' accounts.

4. Note Payable

On April 2, 1991, the Plan entered into a $30 million borrowing agreement with the Bank of New York (the Bank) to finance the purchase of 300,000 shares of a new issue of Cleco convertible preferred stock, 1991 series, $100 par value. In July 1992, Cleco purchased the outstanding principal balance of the loan. The ESOP makes debt service payments to Cleco from dividends received on Cleco convertible preferred stock and, if necessary, from additional contributions by Cleco in amounts necessary to satisfy debt service requirements. No debt service payments are required under the borrowing agreement until the year 2008; however, as noted below the Plan has made prepayments on the debt.

Effective in January 1993, Cleco fixed the rate of interest on the note payable at 7.4%. Principal payments began in January 1999 and are to continue until January 2009. In January 2004 and 2003, the Plan made principal prepayments of approximately $2,964,800 and $2,736,000 respectively. The unallocated preferred shares have been pledged as collateral for the loan. Pursuant to Employee Retirement Income Security Act of 1974 regulations, debt service payments must be made to unencumbered shares for allocation to participant accounts.

5. Tax Status

The Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and, accordingly, the associated trust is exempt from Federal income taxes under provision of Section 501(a). The Internal Revenue Service has determined and informed the Company by letter dated April 30, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

Participants' pretax contributions, the Company's contributions, rollover contributions as well as interest, dividends and profits earned by the Plan are not subject to Federal income taxes until these amounts are distributed.

Cleco Power LLC
401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2003 and 2002

Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in, compliance with the applicable requirements of the Internal Revenue Code.

6.   **Risks and Uncertainties**

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such charges could materially effect participants' account balances and the amounts reported in the statement of net assets available for benefits.

7.   **Subsequent Events**

Effective January 1, 2004, the plan allows participants who have completed five years of participation in the plan and have attained age forty-five to begin diversifying up to twenty-five percent of the Cleco Preferred Stock allocated to their account. This amendment is in addition to IRS Code Section 401 rules and applicable regulations already adopted.

Effective January 1, 2004, the trust changed its name to the "Cleco Power LLC 401(k) Savings and Investment Plan Stock Trust Agreement." All references to Cleco Corporation were changed to Cleco Power LLC. References in the trust to UMB Bank were changed to JPMorgan Chase Bank.

Effective January 1, 2004, the Board of Managers of Cleco Power LLC removed UMB Bank, N.A. as trustee and replaced them with JPMorgan Chase Bank as trustee and recordkeeper of the Plan.

Cleco Power LLC
401(k) Savings and Investment Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003
EIN: 72-1445282

Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral par, and maturity value	Cost	Current Value
Mutual funds:			
* American Century	Income & Growth Fund		25,966,392
* JPMorgan Prime	Money Market Fund		3,461,966
* American Century	GNMA Fund		3,825,608
Dodge & Cox	Balanced Fund		14,983,057
* American Century	Vista Fund		4,517,791
* American Century	International Growth Fund		3,752,394
* American Century	Strategic Allocation: Conservative Fund		658,333
* American Century	Strategic Allocation: Moderate Fund		1,181,157
* American Century	Strategic Allocation: Aggressive Fund		1,591,729
* American Century	Growth Fund		8,310,214
* American Century	Equity Income Fund		1,742,071
* American Century	Equity Index Fund		3,657,292
Schwab Personal Choice Retirement Account	Participant Directed Brokerage Account		690,583
Total mutual funds			$ 74,338,587
* Cleco Corporation	Common Stock		$ 17,731,884
* Cleco Corporation	Convertible Preferred Stock Series of 1991	$ 24,295,000	$ 41,935,121
* Participant loans	Participant loan accounts with interest rates ranging from 6.00% to 11.5% and maturity dates ranging from 2004 to 2008		$ 3,298,866
Total Assets Held			$ 137,304,458

* *Denotes party-in-interest.*

SIGNATURE

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**CLECO POWER
401(k) SAVINGS AND INVESTMENT PLAN**

Date: June 24, 2004

By*:   /s/ Dilek Samil*

(Dilek Samil, Chairman of the Retirement Committee of Cleco Corporation, Plan Administrator)

EXHIBIT

INDEX